SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated November 12, 2021, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 12, 2021, the Company reported that its Board of Directors has resolved to call a GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING scheduled for December 22, 2021 at 10:00 a.m. and to be held by virtual means pursuant to the provisions of the byelaws, section 61 of the Capital Markets Law and RG CNV # 830, for it to discuss the following agenda:

1.
1. APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
2.
2. CONSIDERATION OF MERGER BY ABSORPTION BETWEEN IRSA INVERSIONES Y REPRESENTACIONES SOCEIDAD ANÓNIMA (“IRSA”), AS MERGING COMPANY AND IRSA PROPIEDADES COMERCIALES S.A. (“IRSA PC”), AS MERGED COMPANY, PURSUANT TO THE TERMS OF SECTION 82 AND SUBSEQUENTS OF ARGENTINE COMPANIES ACT AND SECTION 80 AND SUBSEQUENTS OF INCOME TAX LAW # 20,628. CONSIDERATION OF SPECIAL MERGER FINANCIAL STATEMENTS OF IRSA PC AS OF JUNE 30, 2021 AND SUPERVISORY COMMITTEE’S AND AUDITOR’S REPORTS. CONSIDERATION OF PRELIMINARY MERGER AGREEMENT WITH IRSA DATED SEPTEMBER 30, 2021, CONSIDERATION OF EARLY DISSOLUTION OF IRSA PC (WITHOUT LIQUIDATION) AS A RESULT OF ITS MERGER INTO IRSA. APPOINTMENT OF IRSA PC’S REPRESENTATIVES OR AGENTS WHO SHALL EXECUTE AND DELIVER THE FINAL MERGER AGREEMENT. DELEGATION TO THE BOARD OF DIRECTORS OF THE POWERS REQUIRED TO IMPLEMENT THE REGISTRATION OF THE DISSOLUTION (WITHOUT LIQUIDATION) BEFORE THE CONTROL AUTHORITIES AND ANY OTHER RELEVANT REGISTRATION.
3.
3. AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.

Note: The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA. Pursuant to the provisions of the bylaws and Section 61 of the Capital Markets Law No. 26,831, and having regard to General Resolution No. 830 of the CNV, the shareholders’ meeting will be held remotely. To such end, the email address l.huidobro@zbv.com.ar is available for registering attendance at the shareholders’ meeting by electronic means and for sending the certificates issued by Caja de Valores obtained by the shareholders. The term for giving notice of attendance at such email address expires on December 16, 2021 at 3:00 p.m. Shareholders shall provide the following data: first and last name or full corporate name; identity document type and number, or registration data, specifying the Register where they are registered and their jurisdiction;and domicile where they are located for purposes of recording it at the shareholders’ meeting. Moreover, if they are to be represented by a legal representative and/or an attorney-in-fact, the shareholders shall send the same data regarding the proxies who shall attend the meeting on their behalf, as well as the documents evidencing their capacity, duly authenticated, in PDF format, to the email address mentioned in this notice, at least five (5) business days before the meeting’s scheduled date, i.e., on or before December 14, 2021. Shareholders who give notice of their attendance through the email address mentioned above shall also provide their contact details (telephone and email) for the Company to keep them updated of any potential measures that could be adopted in connection with the Shareholders’ Meeting. The Company shall send a receipt to all shareholders who registered their names by email sent to the above mentioned address, which shall be required in order to attend the Shareholders’ Meeting. Moreover, shareholders who are local or foreign legal entities shall identify the final beneficial holders of such shareholders’ stock capital and the number of shares to be voted by them. The videoconference system to be used to hold the meeting may be accessed to by the shareholders who have given notice of their assistance, through the link to be sent to them, including the applicable instructions, to the email address reported by the shareholders. The system to be used will be the Zoom application, which will allow: (i) to secure free access of all the shareholders who were duly identified or their accredited proxies with validated qualifying instruments, including in all cases a copy of their identity document (DNI), and the access of the remaining participants at the meeting (directors and statutory auditors, among others); (ii) the possibility to participate at the shareholders’ meeting by speaking and voting, through simultaneous transmission of sound, images and words all throughout the meeting, ensuring the principle of equal treatment to all participants; and (iii) digital recording all the development of the meeting and storage of a copy in digital format for a term of 5 (five) years, which shall be available to the shareholders upon request. Upon voting each item of the agenda, each shareholder will be requested to express the sense of their vote, which may be given verbally. The minutes of the shareholders’ meeting will record the attendants and capacity in which they acted, the place were they were located, and the technical means used. The minutes will be executed within five (5) business days after the meeting. In case of regulatory changes in the method for holding the meeting, the Company will be able to publish a supplementary notice in which it will report and/or clarify any further data or requirements to be taken into account for ensuring due exercise of the rights of registered shareholders.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: November 12, 2021